Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Gobi Acquisition Corp. (the “Company”) on Form S-1 of our report dated April 7, 2021, (except for Note 8, as to which the date is June 9, 2021) which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Gobi Acquisition Corp. as of March 19, 2021 and for the period from March 16, 2021 (inception) through March 19, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

New York, NY

June 9, 2021

www.marcumbp.com